[USAA      9800 Fredericksburg Road
EAGLE      San Antonio, Texas  78288
LOGO (R)]


                               September 24, 2007

VIA E-MAIL AND EDGAR


Mr. Vince di Stefano
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., 0505
Washington, DC 20549

RE:   USAA Mutual Funds Trust
      Post-Effective Amendment No. 26
      1933 Act File No. 33-65572
      1940 Act File No. 811-7852

Dear Mr. di Stefano:

     This letter responds to the comments you provided to me on September 21, 2007, regarding the above-referenced filing of USAA Mutual Funds Trust (referred to herein as the Trust and the Fund).

     As a preliminary matter and as requested by the Commission, the Trust, in responding to your comments, acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Listed below are your comments with the Trust's accompanying responses. For easier reading, the Trust will be referred to as "we" or "us" throughout this letter.

COMMENTS ON THE PROSPECTUSES

1. COMMENT: You asked us to disclose only the base advisory fee in the fee table, with disclosure about the impact of the performance fee made only in a footnote to the fee table.

     RESPONSE: In Form N-1A, Instruction 3(d)(i) of Item 3 states that registrants must "[b]ase the percentages of `Annual Fund Operating Expenses' [of which management fees are a component] on amounts incurred during the Fund's most recent fiscal year." Of course, the Fund's fees and expenses incurred during the most recent fiscal year will reflect the impact of the performance fee and, therefore, it is consistent with this instruction to include the impact of the performance fee arrangement in the fee table itself rather than in a footnote. This is further supported by Instruction 3(a), which specifically states that for purposes of the fee table presentation, "Management Fees" include "investment advisory fees (including any fees based on the Fund's performance)." Accordingly, we believe that our current disclosure meets the requirements of Form N-1A.

2. COMMENT: In all prospectuses, the footnotes after the fee table, as well as the box defining "12b-1 Fees," should be moved after the fee example.



    USAA Mutual Funds Trust

     RESPONSE: The Commission staff has taken the position that non-contractual fee waivers and reimbursements may not be disclosed in the fee table itself, but may be disclosed in footnotes to the fee table. SEE Question & Answer Letter to Investment Company Institute (Oct. 2, 1998). The staff stated that "[i]n meeting the provisions of Form N-1A, a fund for which the investment adviser (or other party) intends to reimburse expenses or waive fees, but is not contractually obligated to the do so, may include a footnote to the fee table showing fund operating expenses net of waivers and reimbursements." The staff did not state that such footnotes to the fee table had to appear after the fee example. Thus, we believe that our presentation of the fee table and fee example satisfies the requirements of
     Item 3 and, accordingly, believe these changes are unnecessary.

3. COMMENT: In all prospectuses, where the portfolio turnover rate is high, please indicate the reason for the higher portfolio turnover rate and the tax consequences.

     RESPONSE: We believe this disclosure is already included in the risk management section under "Management Risk" wherein we state: "If we add or replace a subadviser of the Fund, the Fund could experience higher portfolio turnover and higher transaction costs than normal if the new subadviser realigns the portfolio to reflect its investment techniques and philosophy. A realignment of the Fund's portfolio could result in higher capital gains and distributions, which could negatively affect the tax efficiency of the Fund for that fiscal year." Further, we disclose the reason for the high turnover rate in the statement of additional information. Accordingly, we believe that no further disclosure is warranted.

COMMENT ON THE SAI

     COMMENT: In the "Investment Restrictions" section, define in each instance what is meant by "except as permitted under the 1940 Act."

     RESPONSE: We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our SAI in a manner exceeding the requirements of Form N-1A. We have reviewed our disclosure regarding the Fund's investment restrictions and believe that the disclosure is accurate and that no further disclosure is necessary.

                                     * * * *

     I trust that the foregoing is responsive to your comments. Please call me at (210) 498-1817 if you have any questions.

                                              Best regards,


                                              /S/ FRANCES DECECCO
                                              Frances DeCecco
                                              Attorney
                                              Securities Counsel


cc: Kirkpatrick & Lockhart Preston Ellis Gates LLP